

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

James Zimbler
Vice President of Corporate Finance
Cannagistics Inc.
150 Motor Parkway
Suite 401
Hauppauge, NY 11787

      Re: Cannagistics Inc.
            Form 10-K for the fiscal year ended July 31, 2021
            File No. 0-55711

Dear Mr. Zimbler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences